UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

SpendSmart Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92905P107
(CUSIP Number)

Isaac Blech
1271 Avenue of the Americas, 16th Floor
New York, NY 10020
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

November 25, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box  [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92905P107

1.	NAME OF REPORTING PERSONS

Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

333,333

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

333,333

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

333,333

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

CUSIP No.	92905P107

1.	NAME OF REPORTING PERSONS

River Charitable Remainder Unitrust f/b/o Isaac Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

333,333

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

333,333

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

333,333

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

CUSIP No.	92905P107

1.	NAME OF REPORTING PERSONS

West Charitable Remainder Unitrust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

500,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

CUSIP No.	92905P107

1.	NAME OF REPORTING PERSONS

Isaac Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,148,334

8.	SHARED VOTING POWER

1,166,666

9.	SOLE DISPOSITIVE POWER

1,148,334

10.	SHARED DISPOSITIVE POWER

1,166,666

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,315,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%

14.	TYPE OF REPORTING PERSON*

IN

*(SEE INSTRUCTIONS)

Explanatory Note

This Amendment No. 4 amends and supplements the Schedule 13D filed on March 10, 2011, as thereafter amended (as amended, this “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is supplemented as follows:

On November 25, 2014, four warrants were cancelled by unanimous written consent of the Board of Directors of Issuer at an aggregate of 590,000 shares. As a result, a replacement five year stock option was issued to Mr. Blech. The replacement option is exercisable for 550,000 shares at an exercise price equal to $1.15, with a provision that allows for the exercise of the option only if the stock trades above $1.75 per share for 5 consecutive days or upon a change of control, and expires on November 25, 2019.

On March 5, 2015, the Issuer entered into a stock option agreement pursuant to which it issued a stock option to Mr. Blech to purchase up to an aggregate of 45,000 shares of Common Stock at a purchase price of $0.92 per share. The option was fully-exercisable upon issuance and expires at the earliest of (i) March 5, 2020; (ii) 12 month anniversary of Mr. Blech’s termination of service due to death or disability; (iii) 90 days after termination for any reason other than death, disability or cause; or (iv) date of termination if for cause.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a), (b)

Rows 7-13 of the cover page of this Schedule 13D with respect to each Reporting Person are incorporated herein by reference. Beneficial ownership for each Reporting Person was calculated based upon 18,684,107 shares of Common Stock outstanding as of August 11, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, as filed with the SEC on August 14, 2015.

For Mr. Blech, such beneficial ownership includes 815,000 shares of Common Stock issuable upon exercise of options owned by Mr. Blech. Mr. Blech beneficially owns 1,166,666 shares of common stock as sole trustee of the River Trust, Liberty Trust and West Trust. Mr. Blech and the Trusts additionally hold warrants convertible for 1,295,833 shares of Common Stock that are subject to a conversion blocker and are not exercisable to the extent that, immediately following such conversion, the total number of shares of Common Stock then beneficially owned by the holder of each warrant and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with the holder's for purposes of Section 13(d) of the Exchange Act, does not exceed 4.99% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such conversion).Accordingly, Mr. Blech and the Trusts do not currently have beneficial ownership of the 1,295,833 shares.

(c)	Except as described herein, none of the Reporting Persons has effected any transaction in the Common Stock in the past 60 days.

(d)

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Stock reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

Reference is made to Item 3 herein and hereby is incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is supplemented as follows:

Exhibit 1	Joint Filing Statement

Exhibit 7	Stock Option Agreement dated November 25, 2014

Exhibit 8	Stock Option Agreement dated March 5, 2015

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2015

LIBERTY CHARITABLE REMAINDER TRUST
FBO ISAAC BLECH UAD 01/09/87

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

RIVER CHARITABLE REMAINDER UNITRUST
F/B/O ISAAC BLECH

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

WEST CHARITABLE REMAINDER UNITRUST

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

/s/ Isaac Blech
Name: Isaac Blech

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).